02 NOV 19 AM 9:47

November 8, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

02060450

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 7, 2002, (Revision of the forecast for the interim results for the FY2003[the fisical year which will end March 31, 2003])

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

dlw 12/11

cc: The Bank of New York

Sumitomo Metal Industries, Ltd.

November 7, 2002

For immediate release

Revision of the forecast for the interim results for the FY2003 (the fiscal year which will end March 31, 2003)

The forecast for the interim results for the FY2003 publicly announced on September 6, 2002 was revised as follows.

1.Consolidated

(Unit: yen billions)

Interim Period	Sales	Recurring profit	Net Income (loss)
Forecast this time (November 7, 2002)	approximately 593.1	approximately 19.6	approximately 8.5
Forecast last time (September 6, 2002)	approximately 590.0	approximately 15.0	approximately 6.0
Amount of Increase	3.1	4.6	2.5
Rate of Increase	0.5%	30.7%	41.7%
Results of previous term (Reference)	656.3	- 9.7	- 18.2

2.Non-Consolidated

(Unit: yen billions)

Interim Period	Sales	Recurring profit	Net Income (loss)
Forecast this time (November 7, 2002)	approximately 345.7	Approximately 12.0	approximately 5.5
Forecast last time (September 6, 2002)	approximately 340.0	Approximately 11.0	approximately 5.0
Amount of Increase	5.7	1.0	0.5
Rate of Increase	1.7%	9.1%	10.0%
Results of previous term (Reference)	378.9	- 9.9	- 20.1

(Reference) The forecast for the yearly results for the FY2003 last time (September 6, 2002)

(Unit: yen billions)

Yearly Period	Sales	Recurring profit	Net Income (loss)
Consolidated	approximately 1,250.0	approximately 40.0	approximately 15.0
Non-consolidated	approximately 700.0	approximately 23.0	approximately 10.0

3. Reasons for correction

The recurring profit is expected to increase for both the consolidated and non-consolidated account settlements due to additional cost improvements and an increase in equity method profits from Sumitomo Mitsubishi Silicon Corporation and other companies. Additionally, the current term's profit will improve for both the consolidated and non-consolidated account settlements once transfer profits from galvanizing sheets/coils operations in the United States and chemical operations are posted.